April 7, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Heather Clark

Andrew Blume

Re:	Materion Corporation

Form 10-K for the Year Ended December 31, 2021

Form 8-K Furnished February 17, 2022

File No. 001-15885

Ladies and Gentlemen:

Materion Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 21, 2022 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the Form 8-K furnished by the Company on February 17, 2022 (the “Form 8-K”).

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Segment Disclosures, page 23

1. We note significant revenue increases in your Performance Alloys and Composites and Advanced Materials segments and your disclosure that the increases were largely due to “higher sales” and “higher sales volumes,” respectively. Please revise future filings to provide more robust disclosure regarding the reasons for your revenue fluctuations. In doing so, describe and consider quantifying the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, describe and consider quantifying any other significant components of revenues that would be material to an understanding of your results of operations, such as revenues attributable to significant new customers. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

Response:

In future filings, we will provide more robust disclosure regarding the reasons for our revenue fluctuations, including describing and, to the extent possible, quantifying the material reasons for such fluctuations, including the extent to which such fluctuations are attributable to changes in prices, changes in the volume or amount of identified goods being sold or to the introduction of new products. Additionally, in future filings, we will describe and, to the extent possible, quantify any other significant components of revenues that would be material to an understanding of our results of operations, such as revenue attributable to significant new customers.

Note H - Income Taxes, page 56

2. We note that you present two deferred tax asset balances totaling approximately $19 million related to “Revenue recognition” and “Interest expense carryforward” that are new for fiscal 2021. Please tell us what these line items represent and why the deferred tax assets were not applicable for the prior year.

Response:

As of December 31, 2021, the Company recorded a deferred tax asset related to Revenue recognition and Interest expense carryforward of $5.027 million and $14.163 million, respectively.

The Company recorded a deferred tax asset of $5.027 million as of December 31, 2021 related to revenue recognition. As stated in Note L – Customer Prepayments – of the Company’s consolidated financial statements in the Form 10-K, the Company entered into an investment agreement (the “Investment Agreement”) and a master supply agreement (the “Supply Agreement”) with a customer that has provided prepayments to the Company. The deferred tax asset for revenue recognition reflects the fact that a portion of the customer prepayments were required to be recognized as income for tax purposes pursuant to Internal Revenue Code (“IRC”) Section 451(c) before such amounts could be recognized as income for financial statement purposes as of December 31, 2021, creating a deductible temporary difference. The Company did not have a deferred tax asset related to revenue recognition as of December 31, 2020.

The Company recorded a deferred tax asset of $14.163 million as of December 31, 2021 related to interest expense carryforward attributes. The Company completed the acquisition of HCS-Electronic Materials on November 1, 2021. Please refer to Note B of the Company’s consolidated financial statements in the Form 10-K. The transaction was structured as an acquisition of 100% of the stock of the HCS-Electronic Materials domestic entity and as a result, the Company received carryover tax basis in the assets of HCS-Electronic Materials. The deferred tax asset recorded for interest expense carryforward represents the total IRC Section 163(j) interest expense carryforward that the Company acquired as part of the HCS-Electronic Materials acquisition, less the portion utilized by the Company in 2021 subsequent to the acquisition. The Company, prior to the acquisition of HCS-Electronic Materials, did not have any IRC Section 163(j) interest carryforward attributes.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

Financial Statements

Notes to Consolidated Financial Statements

Note L - Customer Prepayments, page 60

3. We note that you entered into an investment and master supply agreement with a customer that has provided prepayments to you to procure equipment and manufacture product for the customer. You further disclose that you have recorded the prepayments as unearned income, which “will be applied when the product is sold and delivered to the customer.” Please tell us in sufficient detail how you account for these transactions, including the accounting literature you relied upon that supports the basis for your conclusions, such as ASC 606, ASC 340-40, ASC 360 and/or ASC 730. In doing so, tell us if and how you determined the pre-production activities represented a promised good or service or fulfillment activities and clarify the nature of items capitalized on your balance sheet and the nature of any items expensed as incurred. Quantify for us the impact of this arrangement on your historical financial statements, such as the amounts of property, plant, and equipment and capitalized contract costs recorded on your balance sheet and the related revenues recognized.

Response:

In accordance with the Investment Agreement with the customer, Materion has received $72.6 million from the customer as a prepayment to fund the necessary infrastructure and procure the equipment necessary to supply the customer with desired product. The Investment Agreement also stipulates that any equipment procured with these funds are owned (legal title retained) by Materion and the equipment will remain with Materion after the expiry of the Investment Agreement.

The Supply Agreement relates to the commercial supply of product Materion manufactures utilizing these assets. No transactions had been recorded under the Supply Agreement as no commercial products utilizing these assets had been ordered or produced as of December 31, 2021.

Materion considered guidance within ASC 606 to evaluate if the preproduction activities represent a promised good or service and constitute a separate performance obligation. We also considered ASC 340-40 and ASC 360 as they relate to recording the value of the equipment and the cash payments received prior to production of the products.

The Investment Agreement and the Supply Agreement require Materion to both install equipment to establish the necessary infrastructure and to ship commercial product to authorized buyers. The establishment of the infrastructure and procurement of the equipment is concluded to be a preproduction activity that is not a promised good or service to the customer but is considered a fulfillment activity because control of the facility and equipment does not transfer to the customer (ASC 606-10-25-17, TRG 46 Paragraph 8 & 9 at the meeting on November 9, 2015). For costs incurred in fulfilling a contract with a customer that are within the scope of another Topic, an entity shall account for those costs in accordance with those other Topics (340-40-25-6). We considered such guidance and concluded the costs for infrastructure and equipment fall within the scope of ASC 360, PPE and relate to the direct future benefit of the equipment’s production capabilities. As of December 31, 2021, the value of the assets procured are recorded within the Property, Plant and Equipment, net within the balance sheet line items. The assets were not in service as of December 31, 2021 and as such, the Company has not recorded depreciation expense for the related assets.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

Revenue will be recognized when the Company receives and fulfills purchase orders, including shipment of the commercial product to the customer as the product delivery is considered the fulfillment of the performance obligation. There have been no purchase orders received from the customer for the commercial product out of these assets as of December 31, 2021. Therefore, the Company has not recognized any revenue on the $72.6 million prepayment as of December 31, 2021.

Materion accounts for the customer prepayment as unearned income and these assets were not placed in service or used in production as of December 31, 2021. The prepayment will remain in long term unearned income until the assets are placed into service and purchase orders are received. Once the assets are placed in service and purchase orders are received, the value of orders received will be re-classified as short-term unearned revenue on the balance sheet until the performance obligation is satisfied upon shipment, at which time revenue will be recognized on a per unit basis over the life of the Supply Agreement.

Below is how both the prepayments and capital purchases have been presented on our financial statements since the inception of the project:

Historic Financial Statements
(in Thousands)
DR/(CR)	2019	2020	2021
PP&E*	$ 2,604	$ 39,744	$ 90,786
Unearned Income^	(4,733)	(58,836)	(72,588)
Revenue	$ -	$ -	$ -

*	PP&E represents the aggregate cost of assets purchased as part of pre-production activities
^	Unearned Income represents the aggregate value of customer prepayments received as no revenue had been recorded as of December 31, 2021

Pre-production activities have also included costs that would not be capitalized as PP&E under ASC 360.    These activities are primarily start-up actions for assets that are for commercial production scale and not related to (1) pilot plants and/or (2) facilities or equipment whose sole use is for a particular research and development project and therefore are not considered research and development expense under ASC 730. These costs have been expensed to the income statement in the period in which incurred.

Note P - Pensions and Other Post-Employment Benefits, page 65

4. We note that the weighted-average discount rate used to determine the pension benefit obligation at fiscal year-end is significantly different from the discount rate used to determine net pension cost for the subsequent fiscal year. For example, the 2.14% discount rate used at fiscal year-end 2020 is significantly less than the 4.69% discount rate used to determine net pension cost for fiscal 2021. Please tell us how your accounting treatment complies with ASC 715-30-35-68.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

Response:

The Company’s accounting treatment complies with ASC 715-30-35-68 by applying the fiscal year end discount rate for the pension benefit obligation to the following year’s net pension (benefit) cost determination, measuring net pension (benefit) costs on the assumptions used for the previous year-end measurement. For example, the December 31, 2020 pension benefit obligation discount rate for the plans is used to calculate the 2021 net pension (benefit) cost. As the Company maintains several pension plans, the discount rates have been disclosed on a weighted average basis for both the benefit obligation and the net pension (benefit) cost. The weighted average calculation of the net pension (benefit) cost discount rate is impacted by the domestic plan benefit while the other plans incurred net pension costs.

In order to more clearly demonstrate that the Company is utilizing the prior year discount rates for net pension (benefit) costs in future filings, the Company will disclose a range of the discount rates utilized across the different plans for both the pension benefit obligation and the net pension (benefit) cost for the fiscal year, instead of a weighted average. For example, the proposed disclosure based on the December 31, 2021 and 2020 information would be as follows:

Benefit obligation assumptions	2021	2020
Discount Rate	1.15% - 3.02%	0.70% - 2.76%

Net (credit)cost assumptions	2021	2020
Discount Rate	0.70% - 2.76%	1.05% - 3.48%

Note S - Fair Value Information and Derivative Financial Instruments, page 73

5. We note your disclosure on page 75 that you maintain the majority of your precious metal production requirements on consignment until the product is fabricated and ready for shipment to the customer. Please tell us in sufficient detail how you determined that the consigned precious metal should not be recognized as inventory on your balance sheet. In doing so, describe to us the key terms of the agreements and how the consigned precious metals are managed, including whether they must be segregated or can be commingled with your owned inventory and whether the related financial institutions may terminate the arrangements and demand the physical return of the consigned precious metals. If terms of the arrangements vary based on the state of the consigned precious metals within the production process, such as within work in progress or finished goods, please advise.

Response:

The Company is party to various consignment agreements with precious metals consignors (each, a “PM Consignor”) that allow the Company and certain of its subsidiaries to obtain precious metals on a consignment basis to be used in the production of products for our customers. Pursuant to each consignment agreement, title to the consigned precious metal remains with the PM Consignor unless and until it is purchased, and includes the following provision (subject only to minor variations among the consignment agreements to reflect the usage of defined terms, etc.)

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

“Title to Consigned Metal shall remain in the [PM Consignor] until such Consigned Metal is purchased and withdrawn from consignment by [the Company or one of its subsidiaries], and Consigned Metal shall for the purposes of this Agreement be deemed to be outstanding on Consignment until paid for in full, whereupon title to such purchased Consigned Metal shall pass to [the Company or the subsidiary] to whom such Consigned Metal was consigned.”

See, e.g., Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 29, 2019.

The PM Consignors maintain control over our storage and use of the consigned precious metal throughout the entire consignment process. Under the consignment agreements, we are required to keep the consigned precious metal only at locations that have been approved by the PM Consignors. While at those locations, we are required to hold or use the consigned precious metal only in a secure storage facility, in our work-in-process, or for related refining and fabricating. Terms of our consignment arrangements do not vary based on the state of the metal in the production process.

While we are permitted to commingle consigned precious metal to accommodate our ordinary production processes, we are required to furnish the PM Consignors with regular reports regarding the amounts, types and locations of consigned precious metal. The Company maintains a separate ledger within our ERP system that allows us to track all consigned precious metal in our system to generate these reports. We also conduct our own physical inventories of consigned precious metal on a quarterly basis and reconcile any discrepancies between our physical counts and our reported amounts with the PM Consignors. In addition, each PM Consignor is entitled to audit our books and records with respect to the amount, type and location of consigned precious metal, and to perform physical inspections of each location where consigned precious metal is stored or used.

In accordance with the terms of the applicable consignment agreement, the Company is deemed to have purchased consigned precious metal at the same time we sell and deliver a product containing that metal to one of our customers. The Company then pays the PM Consignor for the purchased precious metal in accordance with the payment terms of the applicable consignment agreement.

Most of our consignment agreements have definitive maturity dates. Upon any expiration of a consignment agreement, we are required to purchase all of the precious metal then on consignment under the facility or return that precious metal (or precious metal of the same type and fineness) to the PM Consignor, or any combination thereof. It is our practice, however, to extend each consignment agreement prior to its maturity date. If any consigned precious metal is in our production process when the corresponding consignment agreement expires (and was not extended), we would still be required to purchase it directly from the PM Consignor, return that precious metal (or precious metal of the same type and fineness), or refine/re-melt the work-in-process to extract and return the consigned precious metal.

Based on the forgoing, the Company does not recognize the consigned precious metal as inventory on its balance sheet.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

Schedule II - Valuation and Qualifying Accounts, page 88

6. Please address the following comments related to your schedule of valuation and qualifying accounts:

•	In footnote 6 of the table, you disclose allowance additions due to “acquired reserves.” Please tell us how these allowance adjustments comply with ASC 805-20- 30-4.

Response:

The Schedule II addition for the “acquired reserve” deferred tax valuation allowance is specific to a valuation allowance acquired in the recent 2021 HCS-Electronic Materials acquisition related to an acquired capital loss carryforward, which complies with the ASC 805 rules regarding acquired valuation allowances.

The Company notes that acquired Accounts Receivables and Inventory are recorded at fair value on the consolidated balance sheet in accordance with ASC 805. For our internal records, the Company records acquired Accounts Receivable and Inventory balances on a gross basis within our ledgers so the Company has knowledge of the historical records to track the gross inventory balance to maintain existence controls and to locate for potential future usage, which can be years in the future.    Schedule II reflects these reserves on a gross basis based on the Company’s tracking of inventory for internal purposes. In future filings, the Company will not include the information relating to the acquired reserves in its Schedule II – Valuation and Qualifying accounts.

•

Confirm whether or not the activity in your inventory reserve is presented on a gross basis. If not, present the activity on a gross basis in future filings. If already on a gross basis, clarify why the activity in the account is significantly less than the beginning balance. For example, explain why the beginning balance has not largely been cycled out via inventory sales and write-offs.

Response:

The Company confirms that the activity in our inventory reserve is presented on a gross basis. The activity in the inventory reserve account is less than the beginning balance due the nature of the Company’s inventory. A portion of the Company’s inventory is comprised of specifically designed applications and products which are not perishable nor obsolete technologies, but there is no current demand. The value of these slow-moving inventory items are reserved. To serve our customers who sometimes have demand years in the future for these items, the Company does not dispose of or write-off the balances on these types of inventory items so the assets can be maintained and tracked, which results in a higher beginning reserve balance when compared to the activity. As a result, the annual activity in the reserve account is typically less than the reserve balance in any given period.

In connection with researching and investigating the Staff’s comment, we reviewed Rule 12-09 of Regulation S-X, SAB Topic 5.BB, and ASC 330-10-35-14 and noted that the amounts recorded in separate accounts for the acquired reserves (comment 6, first bullet point) and recognition of slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true “reserves”. In future filings, the Company will not include the information relating to the acquired reserves and reserve for slow-moving information in its Schedule II – Valuation and Qualifying accounts.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

Form 8-K Furnished February 17, 2022

Exhibit 99.1, page 8

7. We note that you present several non-GAAP measures in your earnings release, such as non-GAAP operating profit, net income, diluted EPS, and EBIT. Please address the following comments related to your non-GAAP disclosures:

•

For each non-GAAP measure presented, ensure that you provide a separate GAAP reconciliation that begins with the GAAP measure and ends with the non- GAAP measure. Ensure you reconcile EBIT and adjusted operating profit to net income. Refer to Question 103.02 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

•

Although you present net income under the heading “Non-GAAP Measures - Adjusted Profitability,” there is no reconciliation of a non-GAAP net income measure. Accordingly, revise future filings to include a reconciliation of adjusted net income to net income in accordance with Item 10(e)(1)(i)(B) of Regulation S-K and Item 100(a)(2) of Regulation G. If applicable, clearly disclose the nature of the items included in the “non-operating (income) expense” adjustment.

•

Ensure that you clearly identify and appropriately title each non-GAAP measure. As an example, to the extent you include a “Non GAAP Measures—Adjusted Profitability” section in future filings, ensure that you clearly label the “EPS - Diluted” line item as “Adjusted diluted EPS” or a similar title.

Response:

In future disclosures, for each non-GAAP measure that we present, we will provide a separate GAAP reconciliation that begins with the GAAP measure and ends with the non- GAAP measure, and will ensure that we reconcile EBIT and adjusted operating profit to net income.

In future disclosures, as noted above, we will provide a separate GAAP reconciliation of non-GAAP net income that begins with GAAP net income and ends with non-GAAP net income. While Attachment 5 in the Form 8-K provided GAAP net income and special items, net of tax and tax special items to calculate non-GAAP net income, going forward, we will clearly show the reconciliation from GAAP net income to non-GAAP net income.

In future disclosures, we will clearly identify and appropriately title each non-GAAP measure. For example, to the extent we include a “Non GAAP Measures—Adjusted Profitability” section in future disclosures, we will clearly label the “EPS - Diluted” line item as “Adjusted diluted EPS” or a similar title.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

April 7, 2022

* * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 216.383.6889.

Very truly yours,

/s/ Shelly M. Chadwick

Shelly M. Chadwick
Chief Financial Officer